Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On April 26, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

These materials contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

This filing contains the text of an e-mail sent to certain senior leaders of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) on May 27, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

To:	Leaders

The message below was distributed earlier this week by Millennium to its employees, providing an update on integration planning activities. Please feel free to share it with your employees as appropriate.

From:	Lyondell-Millennium Joint Core Integration Team
Subject:	Update on Integration Planning
Location:	Hunt Valley
To:	All Employees

This communication is to update you on the Integration Team’s progress on developing organizational designs for the integration of Millennium into Lyondell following the closing of the proposed transaction.

The Integration Team has almost completed its review of proposed organizational structures — defining roles and reporting relationships — for each functional group. It will finalize its recommendations next week, after which the designs will be shared with the Millennium Executive Team. Following final approval of the planned organizational structures by the Lyondell Officer Group, an organizational review will determine which positions and employees will actually be impacted by the integration.

As we have stated since integration planning first began, we expect that most employees will not be affected. However, the organizational review process will identify redundant positions or those to be modified or moved to Houston and, as a result, which employees are expected to be impacted.

As a reminder, no business structure or employee function changes will be implemented prior to the closing and the planned organizational structures are subject to change. However, we recognize employee concerns surrounding the integration and will move as swiftly as possible to notify individual employees of what their status is expected to be post-closing.

The following is a timetable outlining when we expect this work to be completed:

Week of May 18th

•	Preliminary organizational structure plans developed (DONE)

•	All functions reporting directly to the TiO2 General Manager position, and all functions that will provide various services to the TiO2 business determined (DONE)

Week of June 1st

•	The proposed leaders of each function (following the closing of the transaction), along with HR representatives, will identify employees whose status is expected to change. Others who may be involved include Lyondell or Millennium management for that function, as appropriate.

•	A list of unassigned employees will be reviewed by the Integration Team members to evaluate a possible fit for open positions within Lyondell and Equistar, or new positions within Millennium.

June 15 - June 30

•	We will publish the planned post-closing top management structure.

•	Employees who are not expected to have roles in the organization post-closing will be notified individually, including an estimate of last work day.

•	Through individual dialogue, leaders in each function will begin sharing additional organizational information with employees who are expected to have a role in the organization post-closing. Employees with positions that are eligible for relocation benefits will receive relevant policy information.

While the Integration Team is working diligently to meet this schedule, actual dates may be earlier or later than shown. Complete organizational charts will not be available until the closing of the proposed transaction.

If you have questions, please ask any member of the Integration Team.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended
December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

In addition, on April 26, 2004, Lyondell filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.